Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Enerplus announces closing of senior unsecured notes

           TSX: ERF.UN
           NYSE: ERF

           CALGARY, June 18 /CNW/ - Enerplus Resources Fund is pleased to announce that it has closed a private offering of long-term debt in the form of senior unsecured notes to a group of fourteen U.S. and Canadian institutional investors. In total, approximately CDN$325 million was raised through three separate transactions under various terms and rates as described in the table below.

           <<
           -------------------------------------------------------------------------
           Amount                             Term                     Coupon Rate
           -------------------------------------------------------------------------
           US$225 million  12 year amortizing term repayable 2017 - 2021    7.97%
           -------------------------------------------------------------------------
           US$40 million   6 year term repayable in 2015                    6.82%
           -------------------------------------------------------------------------
           CDN$40 million  6 year term repayable in 2015                    6.37%
           -------------------------------------------------------------------------
           >>

           The proceeds from the offering will be used to repay a portion of our outstanding bank debt and will increase the availability under our bank facility. This will provide greater flexibility as our existing notes are scheduled for repayment between 2010 and 2015. It also diversifies Enerplus'
credit sources, replacing short-term bank debt with the assurance of long-term credit commitments at attractive rates.
           The senior unsecured notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

           <<
           Gordon J. Kerr
           President & Chief Executive Officer
           Enerplus Resources Fund
           >>
           %CIK: 0001126874

           /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com./
           (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 16:17e 18-JUN-09